Auditors' Report

To the Shareholders of North American Palladium Ltd.

We have audited the consolidated balance sheets of North American Palladium Ltd. ("the Company") as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 25, 2010

EXHIBIT 1

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

December 31	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	$98,255	$43,068
Concentrate awaiting settlement – Note 4	–	43,051
Taxes receivable	204	638
Inventories – Note 5	25,306	16,590
Other assets – Note 6	2,495	3,193

	126,260	106,540
Mining interests – Note 7(a)	82,448	31,640
Reclamation deposits – Note 8	10,503	8,724

Total Assets	$219,211	$146,904

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$11,195	$13,996
Current portion of obligations under capital leases – Note 9	558	1,992
Senior credit facilities – Note 10	–	4,430

	11,753	20,418
Taxes payable – Note 20	1,573	–
Asset retirement obligations – Note 8	12,921	8,455
Obligations under capital leases – Note 9	576	1,130
Future mining tax liability	127	–

Total Liabilities	26,950	30,003
Shareholders' Equity
Common share capital and purchase warrants – Note 12	583,089	485,386
Stock options – Note 12	2,704	2,305
Contributed surplus	19,608	12,336
Deficit	(413,140)	(383,126)

Total shareholders' equity	192,261	116,901

	$219,211	$146,904

Commitments – Notes 8 and 16
Contingencies – Note 19

See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

André J. Douchane Director	Steven R. Berlin Director

Consolidated Statements of Operations,
Comprehensive Loss and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)

Year ended December 31	2009	2008	2007

Revenue – before pricing adjustments	$–	$148,428	$201,367
Pricing adjustments:
Commodities	4,384	(38,633)	8,756
Foreign exchange	(566)	15,696	(14,191)

Revenue – after pricing adjustments – Note 17	3,818	125,491	195,932

Operating expenses
Care and maintenance costs	12,987	–	–
Production costs	–	115,037	124,921
Inventory pricing adjustment – Note 5	(3,634)	3,875	144
Smelter treatment, refining and freight costs	109	19,325	22,444
Amortization – Note 7(b)	269	36,026	46,908
Loss (gain) on disposal of equipment	(36)	2,466	–
Asset retirement obligation accretion – Note 8	355	321	1,010
Asset impairment charge – Note 7(c)	–	90,000	–
Insurance recovery – Note 13	–	(13,800)	–

Total operating expenses	10,050	253,250	195,427

Income (loss) from mining operations	(6,232)	(127,759)	505

Other expenses
General and administration	9,021	7,666	7,773
Exploration	13,234	23,070	12,138
Interest and other costs (income) – Note 18	(1,957)	3,443	18,633
Foreign exchange loss (gain)	247	971	(8,422)

Total other expenses	20,545	35,150	30,122

Loss before taxes	(26,777)	(162,909)	(29,617)
Income and mining tax expense (recovery) – Note 20	3,237	(2,230)	(937)

Net loss and comprehensive loss for the year	(30,014)	(160,679)	(28,680)
Deficit, beginning of year, as previously reported	(383,126)	(222,044)	(193,364)
Adoption of new accounting standards for inventory – Note 2	–	(403)	–

Deficit, end of year	$(413,140)	$(383,126)	$(222,044)

Net loss per share
Basic and diluted – Note 12(f)	$(0.29)	$(1.94)	$(0.51)

Weighted average number of shares outstanding
Basic and diluted – Note 12(f)	102,630,908	82,839,706	55,792,203

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)

Year ended December 31	2009	2008	2007

Cash provided by (used in)
Operations
Net loss for the year	$(30,014)	$(160,679)	$(28,680)
Operating items not involving cash
Accretion expense relating to convertible notes payable	–	3,372	12,947
Amortization	269	36,026	46,908
Amortization of deferred financing costs	18	193	751
Asset impairment charge – Note 7(c)	–	90,000	–
Accrued interest and accretion on convertible debentures	(359)	–	–
Interest on convertible notes settled in shares	–	732	2,644
Accrued interest on reclamation deposits	(10)	(135)	(231)
Unrealized foreign exchange loss (gain)	(73)	2,336	(8,260)
Asset retirement obligation accretion – Note 8	355	321	1,010
Future income tax expense (recovery) – Note 20	127	(2,121)	(937)
Stock based compensation and employee benefits	1,156	1,945	1,618
Loss (gain) on disposal of equipment	(36)	2,466	–

	(28,567)	(25,544)	27,770
Changes in non-cash working capital – Note 21(a)	32,478	32,290	(2,170)

	3,911	6,746	25,600

Financing Activities
Issuance of common shares and warrants, net of issue costs	70,068	10,475	75,318
Repayment of senior credit facilities	(4,448)	(6,291)	(12,016)
Repayment of obligations under capital leases	(1,951)	(1,762)	(2,103)
Reclamation deposit	–	(317)	–

	63,669	2,105	61,199

Investing Activities
Acquisition costs associated with Cadiscor Resources Inc.	(1,135)	–	–
Additions to mining interests	(11,294)	(40,691)	(15,346)
Proceeds on disposal of mining interests	36	302	–

	(12,393)	(40,389)	(15,346)

Increase (decrease) in cash and cash equivalents	55,187	(31,538)	71,453
Cash and cash equivalents, beginning of year	43,068	74,606	3,153

Cash and cash equivalents, end of year	$98,255	$43,068	$74,606

Cash and cash equivalents consisting of:
Cash	$97,969	$2,532	$4,444
Short-term investments	286	40,536	70,162

	$98,255	$43,068	$74,606

Supplementary information – Note 21(b), (c) (d) and (e)

See accompanying notes to the consolidated financial statements

Consolidated Statements
of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901
Common shares issued/issuable:
On acquisition of Cadiscor	14,457,685	27,325	–	–	–	–	–	–	27,325
Pursuant to conversion of convertible debenture	2,457,446	4,644	–	–	–	–	–	–	4,644
For principal repayments on convertible notes payable	1,486,900	2,062	(2,062)	–	–	–	–	–	–
For interest payments on convertible notes payable	14,738	18	(18)	–	–	–	–	–	–
Pursuant to 2009 unit offering, net of issue costs	18,400,000	51,333	–	–	–	–	–	–	51,333
Private placement of flow-through shares (net)	4,000,000	14,077	–	–	–	–	–	–	14,077
Warrants issued:
On acquisition of Cadiscor	–	–	–	–	1,168	–	–	–	1,168
Pursuant to 2009 unit offering, net of issue costs	–	–	–	–	2,243	–	–	–	2,243
Warrants exercised	1,115,997	3,167	–	–	(866)	–	–	–	2,301
Warrants expired:
Pursuant to 2007 unit offering	–	–	–	–	(6,053)	–	6,053	–	–
Stock options issued:
On acquisition of Cadiscor	–	–	–	1,014	–	–	–	–	1,014
Stock options exercised	85,800	113	–	–	–	–	–	–	113
Fair value of stock options exercised	–	119	–	(119)	–	–	–	–	–
Fair value of stock options cancelled	–	–	–	(1,301)	–	–	1,219	–	(82)
Stock-based compensation expense	205,510	433	–	805	–	–	–	–	1,238
Net loss for the year ended December 31, 2009	–	–	–	–	–	–	–	(30,014)	(30,014)

Balance, December 31, 2009	127,383,051	$572,505	$–	$2,704	$10,584	$–	$19,608	$(413,140)	$192,261

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2007	75,770,570	$430,793	$–	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard – Note 2	–	–	–	–	–	–	–	(403)	(403)
Common shares issued/issuable:
For principal repayments on convertible notes payable	6,111,869	28,270	2,062	–	–	(6,044)	6,044	–	30,332
For interest payments on convertible notes payable	165,185	714	18	–	–	–	–	–	732
Pursuant to 2007 unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	–	9,575
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	–	(1,452)
Warrants issued:
Pursuant to 2007 unit offering, net of issue costs	–	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	–	1
Stock-based compensation expense	311,251	1,313	–	632	–	–	–	–	1,945
Net loss for the year ended December 31, 2008	–	–	–	–	–	–	–	(160,679)	(160,679)

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901

See accompanying notes to the consolidated financial statements

Consolidated Statements
of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2006	52,947,693	$331,705	$1,269	$8,038	$12,336	$–	$(193,364)	$159,984
Common shares issued:
For principal repayments on convertible notes payable	3,120,997	26,180	–	–	(6,292)	6,292	–	26,180
For interest payments on convertible notes payable	341,528	2,644	–	–	–	–	–	2,644
Private placement of flow-through shares (net)	550,000	5,686	–	–	–	–	–	5,686
Tax effect of flow-through shares	–	(1,114)	–	–	–	–	–	(1,114)
Pursuant to unit offering, net of issue costs	18,666,667	64,461	–	–	–	–	–	64,461
Warrants issued:
Pursuant to unit offering, net of issue costs	–	–	–	5,155	–	–	–	5,155
Stock options exercised	5,000	17	–	–	–	–	–	17
Fair value of stock options exercised	–	10	(10)	–	–	–	–	–
Stock-based compensation expense	138,685	1,204	414	–	–	–	–	1,618
Net loss for the year ended December 31, 2007	–	–	–	–	–	–	(28,680)	(28,680)

Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
 for the years ended December 31, 2009, 2008 and 2007
(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1.  NATURE OF OPERATIONS

North American Palladium Ltd. ("NAP" or "the Company") is a diversified precious metals company that owns two mines and various mineral properties in mining friendly jurisdictions. Its principal asset is the Lac des Iles ("LDI") palladium mine, located in the Thunder Bay District in Ontario, which commenced operations in 1993. NAP's other significant asset is the Sleeping Giant gold mine located in the Abitibi region in Quebec, Canada, which reached commercial production on January 1, 2010.

The Company's financial position and operating results are directly affected by the market price of palladium and gold in relation to the Company's production costs. The prices of palladium and gold, foreign currency, and by-product metals (platinum, nickel and copper) fluctuate widely and are affected by numerous factors beyond the Company's control. On October 21, 2008, the Company announced that, due to declining metal prices, it was temporarily placing its LDI mine on care and maintenance effective October 29, 2008. The closure resulted in the layoff of approximately 350 employees. On December 8, 2009, the Company announced its plans to resume operations in the second quarter of 2010 in the Roby underground zone at the LDI mine.

The LDI mine consists of an open pit mine, an underground mine and processing facilities. The primary deposits on the property are the Roby Zone and the Offset Zone. The Company began mining the Roby Zone in 1993 using open pit mining methods. In April 2006, the underground mine went into commercial production to access a higher grade underground portion of the Roby Zone.

In addition to mining, development and exploration activities around the LDI property, the Company has historically conducted grassroots exploration activities within the Province of Ontario and elsewhere as opportunities are identified.

As a result of the acquisition of Cadiscor Resources Inc. ("Cadiscor") in May 2009, the Company now owns the Sleeping Giant gold mine consisting of an underground mine and a mill. The Sleeping Giant gold mine was in production from 1988 to 1991 and 1993 to September 2008, when it was placed on care and maintenance by its previous owner. The mine is accessed by a four-compartment production shaft. The mill is a carbon-in-leach plant with a nameplate capacity of 900 tonnes per day and was operating at approximately 800 tonnes per day in August 2008 by its previous owner.

The Company's Québec based holdings now consist of the Discovery Project, Flordin, Cameron Shear and Florence Properties, Laflamme Gold Property, and Dormex and Harricana properties.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). All amounts are in Canadian dollars unless otherwise noted. The more significant accounting policies are summarized as follows:

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Lac des Iles Mines Ltd. ("LDI"), North American Palladium Arctic Services Oy and Cadiscor Resources Inc. All inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company's properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company's financial results and financial position in a number of ways, including the following:

  (a)
  Asset carrying values may be affected due to changes in estimated future cash flows;

  (b)
  Amortization charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

  (c)
  Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in the units of production basis of amortization;

  (d)
  Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

  (e)
  The carrying value of future tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Revenue and Concentrate Awaiting Settlement

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized net of royalties based on quoted market prices upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company's smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments when final pricing is determined. Concentrate awaiting settlement is an accounts receivable that is recorded net of estimated treatment and refining costs which is subject to final assay adjustments.

Revenue from the sale of gold-silver doré bars from Sleeping Giant is recognized when the significant risks and rewards of ownership have transferred to the buyer and selling prices are known or can be reasonably estimated.

Concentrate, Crushed and Broken Ore Stockpiles, Gold and Supplies Inventories

Concentrate, crushed and broken ore stockpiles, and gold inventory are valued at the lower of average production cost (including an allocation of the amortization of production related assets) and net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of stockpiled ore that is not expected to be processed within one year, if any, is shown as a long-term asset. Gold inventory is comprised of unprocessed ore on surface, in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date. Supplies inventory is valued at the lower of average cost and net realizable value.

Mining Interests

Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on a straight-line basis over their estimated useful lives, ranging from three to seven years. The Company capitalizes interest on major projects where direct indebtedness has occurred.

The Company leases certain equipment under capital leases. These leases are capitalized based on the lower of fair market value and the present value of future minimum lease payments. The corresponding liabilities are recorded as obligations under capital leases. This equipment is being amortized on the same basis as described above.

Mining leases and claims, royalty interests, and other development costs are recorded at cost and are amortized on the unit-of-production method over the proven and probable reserves.

Exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, future development and exploration expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Capitalized exploration costs, net of salvage values, relating to a property that is later abandoned or considered uneconomic for the foreseeable future, are written off in the period the decision is made.

The decision on when commercial production is reached is based on a range of criteria that is considered relevant to the specific situation, including: a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; and expected net margins during the pre-production period. In a phased mining approach, consideration is given to milestones achieved at each phase of completion. Management assesses the operation's ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced at the beginning of the month in which the criteria are met. No amortization is provided in respect of mine development expenditures until commencement of economical commercial production. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs.

Impairment of Long-lived Assets

Each year, the Company reviews mining plans for the remaining life of each property. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology and other factors. The Company reviews its accounting estimates and adjusts these estimates based on year-end recoverable minerals determined by the Company, in the current mine plan.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium, gold, and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and capital and reclamation expenditures, all based on detailed life-of-mine plans and projections. The term "recoverable minerals" refers to the estimate of recoverable production from measured, indicated and inferred mineral resources that are considered economically mineable and are based on management's confidence in converting such resources to proven and probable reserves. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

Asset Retirement Obligations

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of mining interests and amortized over the estimated life of the mine.

Stock-Based Compensation Plans

The Company has stock-based compensation plans which consist of a group registered retirement savings plan described in note 12(c), a corporate stock option plan which is described in note 12(e) and a Restricted Share Unit ("RSU") Plan which is described in note 12(g). The Company recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The initial fair value of each stock option and RSU, is assigned based on the fair market value of the Company's common shares at the grant date. Amounts related to RSU obligations are recorded as a liability on the Company's consolidated balance sheet and recognized over the vesting period. The value of the RSU liability is adjusted to reflect changes in the market value of the Company's common shares at each reporting date.

Translation of Foreign Currency

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the consolidated statements of operations, comprehensive loss and deficit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs. The Company provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

Cash and Cash Equivalents

Cash and cash equivalents are stated at fair value and include cash on account less outstanding cheques, demand deposits and short-term guaranteed investments with original maturities of three months or less.

Deferred Financing Costs

Deferred financing costs represent the costs of negotiating and securing the Company's long-term debt facilities. The Company records all transaction costs for financial assets and financial liabilities as a reduction of the related asset or liability and the effective interest rate method is used to amortize these costs to operations.

Basic and Diluted Loss Per Share

Basic loss per common share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional common shares from the assumed exercise of stock options, convertible notes and common share purchase warrants (equity instruments), if dilutive. The number of additional common shares is calculated by assuming that outstanding equity instruments were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

Flow-Through Shares

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company renounces the deductions to investors and accordingly records share issue costs related to the future tax liability of the temporary difference arising from the renunciation. As a result, share capital is reduced and future income tax liabilities are increased by the estimated tax benefits when renounced by the Company to the investors, except to the extent that the Company has unused tax benefits on loss carry-forwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided. In these circumstances, the future tax liability reduces the valuation allowance, if any, and the reduction is recognized in earnings.

Adoption of New Accounting Standards

Inventories

The Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In addition, in certain circumstances, write-downs of inventory previously recognized may be reversed. The Company adopted this standard prospectively in accordance with the transitional provisions. On adoption of the new standard on January 1, 2008, an adjustment to supplies inventory of $3,529 was recognized to reclassify items not meeting the definition of inventory, including major spare parts and insurance spares, to property, plant and equipment. A related increase to the 2008 opening deficit of $403, net of taxes was recognized to adjust for accumulated amortization.

Further, upon adoption of this standard the Company changed its valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. The change in valuation had no impact on the Company's consolidated financial statements.

Prior periods presented have not been restated as a result of the adoption of the standard.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. This new section is effective for years beginning on or after October 1, 2008. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted Emerging Issues Committee ("EIC") abstract 173 ("EIC-173"), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies that an entity should take into account its own credit risk and counterparty credit risk in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company's adoption of this abstract had no effect on the Company's consolidated financial statements.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted EIC-174, Mining Exploration Costs, which clarifies guidance related to capitalization of exploration costs and impairment of capitalized costs. The Company's adoption of this abstract had no effect on the Company's consolidated financial statements.

Future Accounting Standards

Impact of International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, replacing Section 1581 of the same name. The new section will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Section 1582, which provides the Canadian equivalent to International Financial Reporting Standard 3, Business Combinations (January 2008), establishes standards for the accounting for a business combination. Section 1582 requires business acquisitions (including non-controlling interests and contingent consideration) to be measured at fair value on the acquisition date, generally requires acquisition-related costs to be expensed, requires gains from bargain purchases to be recorded in net (loss) earnings, and expands the definition of a business. As Section 1582 will apply only to future business combinations, it will not have a significant effect on the Company's consolidated financial statements prior to such acquisitions.

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace the existing Section 1600, Consolidated Financial Statements, and provide the Canadian equivalent to International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). The new sections will be applicable to the Company on January 1, 2011. Section 1601 establishes standards for the preparation of consolidated financial statements, and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is assessing the impact, if any, of the adoption of these new sections on its consolidated financial statements.

3.  ACQUISITION OF CADISCOR RESOURCES INC.

In May 2009, the Company acquired all of the outstanding common shares of Cadiscor in an all-equity transaction. Prior to the acquisition, the Company advanced to Cadiscor $7.5 million, consisting of a $5.4 million 12% convertible debenture, and a $2.1 million 12% debenture, the proceeds of which would be used by Cadiscor to bring the Sleeping Giant gold mine in Quebec back into production.

The results of Cadiscor's operations have been included in these consolidated financial statements since the date of acquisition.

Pursuant to the acquisition agreement, Cadiscor shareholders received 0.33 common shares of the Company for each common share of Cadiscor. The Company issued approximately 14.5 million common shares on closing at a price of $1.89 per share based on the volume weighted average closing stock price of the Company's common shares for the period from March 27, 2009 to April 2, 2009.

In addition, all of Cadiscor's outstanding stock options and warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. Approximately 0.9 million stock options and 1.4 million warrants were issued by the Company in the exchange. The Company recorded $1.0 million and $1.2 million as part of the purchase consideration, representing the fair value of these stock options and warrants respectively. The Company also assumed the equity conversion option relating to the convertible debentures with an assigned fair value of $1.4 million at the date of acquisition.

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed as at the date of acquisition:

ASSETS
Current Assets
Cash and cash equivalents	$7,248
Taxes recoverable	461
Inventories	420
Other assets	559
Future mining tax asset	911

9,599
Mining interests	39,382
Reclamation deposit	1,769

$50,750

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,531
Current portion of obligation under capital lease	7

3,538
Asset retirement obligation	4,291
Long-term debt	11,066
Obligation under capital lease	27

$18,922

Net assets acquired	$31,828

TOTAL PURCHASE CONSIDERATION
Common share capital	$27,325
Stock options	1,014
Purchase warrants	1,168
Convertible rights on convertible debenture	1,437
Transaction costs	884

Total purchase price	$31,828

The above allocations and preliminary fair value of the assets acquired and liabilities assumed as at the date of acquisition have been adjusted at year-end to reflect revisions to the previous interim reported balances relating to obligations which existed at the date of acquisition. The adjustments resulted in an increase in the recognition of a future mining tax asset of $911, an increase in the asset retirement obligation of $1,753, accrued payables of $1,800, with a corresponding increase in the allocation to mining interests.

4.  CONCENTRATE AWAITING SETTLEMENT

Concentrate awaiting settlement is comprised of:

	2009	2008

Concentrate awaiting settlement, gross	$–	$46,984
Refining and smelter treatment charges	–	(3,933)

Concentrate awaiting settlement, net	$–	$43,051

Concentrate awaiting settlement is comprised of concentrate from the LDI mine. The gross value of concentrate awaiting settlement represents the value of all metals shipped to and received by third-party smelters which have not been outturned prior to year-end.

5.  INVENTORIES

Inventories consist of the following:

	2009	2008

Supplies	$12,555	$12,363
Gold inventory*	4,890	–
Crushed and broken ore stockpiles	7,861	4,227

	$25,306	$16,590

*
Gold inventory is comprised of unprocessed ore on surface, in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date.

Supplies inventory of $1,545 (2008 – $31,247) were expensed during the year ended December 31, 2009.

The Company recognized writedowns of obsolete supplies inventories of $nil (2008 – $296) during the year ended December 31, 2009.

The Company recognized writedowns of concentrate inventory of $nil (2008 – $241) during the year ended December 31, 2009.

The Company recognized write-ups of crushed and broken ore stockpiles of $3,634 (2008 – $3,634 writedown) due to increasing commodity prices partially offset by the strengthening of the Canadian dollar during the year ended December 31, 2009.

6.  OTHER ASSETS

Other assets consist of the following:

	2009	2008

Investments	$–	$850
Prepaids	1,165	839
GST receivable	781	1,475
QST receivable	494	–
Other	55	29

	$2,495	$3,193

For investments in shares of unrelated publicly listed companies, for which such holdings do not constitute a significant influence, the Company has elected to classify the investments as held-for-trading for accounting purposes. Such investments are stated at fair value based on the closing market price of the companies' common stock on the last trading day on or before the Company's reporting date. Any gain or loss in the value of the investments is recognized in the income statement at each reporting date.

Investments in derivative instruments, consisting of warrants and options, are adjusted to fair value at each reporting date using the Black-Scholes option pricing model. Any resultant gain or loss is recognized in the income statement at each reporting date. For each of the various instruments, the inputs to the Black-Scholes models include the closing price of the issuers' common stock on the last trading day in the Company's reporting period, the exercise price of the instrument, the historical volatility for the issuers' common stock, and the expected life of the derivative instrument.

7.  MINING INTERESTS

(a)
Mining interests are comprised of the following:
	2009	2008

Plant and equipment, at cost	$389,153	$381,304
Underground mine development, at cost	85,359	55,638
Accumulated amortization and impairment charges	(416,917)	(412,418)

	57,595	24,524

Equipment under capital lease, at cost	5,912	11,005
Accumulated amortization and impairment charges	(3,453)	(7,851)

	2,459	3,154

Mining leases and claims, royalty interest, and development, at cost	100,993	82,561
Accumulated amortization and impairment charges	(78,599)	(78,599)

	22,394	3,962

Mining interests, net	$82,448	$31,640

The Company has not yet finalized the allocation of the acquisition price between the Sleeping Giant gold mine and the acquired exploration properties.

(b)
Amortization expense is comprised of amortization of the following mining interests:
	2009	2008	2007

Capital assets (including plant and equipment, and equipment under capital lease)	$269	$34,466	$44,430
Mining leases and claims, royalty interest, and development costs	–	1,560	2,478

	$269	$36,026	$46,908

(c)
Asset impairment charge

  The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset.

  There was no impairment charge required for 2009 (2008 – $90,000, 2007 – $nil). In the prior year, the Company recorded a non-cash impairment charge of $90,000 to write-down the carrying value of mining interests due to certain key assumptions which were affected by declining commodity prices and the resultant decision to temporarily place the Lac des Iles mine on a care and maintenance basis. Based on these revised assumptions, the carrying values were written down to their estimated fair values to reflect prevailing market conditions at December 31, 2008.

8.  ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

Total estimated cash flows required to settle obligations for the restoration of the LDI and Sleeping Giant mining properties are approximately $12,921. The majority of the obligation is to be paid at the end of the life of each mine. A discount rate of 4.5% has been utilized to determine the obligation recorded on the balance sheet. The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry") and the Ministère des Ressources naturelles et de la Faune (the "Ministère"), has established trust funds (the "Funds") pursuant to the Company's mine closure plan for eventual clean-up and restoration of the LDI mine site, the Shebandowan West Property, and the Sleeping Giant gold mine.

The LDI mine closure plan requires a total amount of $8,400 to be accumulated in the Fund. At December 31, 2009, the Company had $8,406 (2008 – $8,724) on deposit with the Ministry including accrued interest of $876. All current amounts required have been contributed as at December 31, 2009.

The Sleeping Giant gold mine closure plan requires a total amount of $1,920 to be accumulated in the Fund. At December 31, 2009, the Company had $1,769 on deposit with the Ministère. All current amounts required have been contributed as at December 31, 2009.

The Company also has an amount of $328 relating to the Shebandowan West Project on deposit in the form of a guaranteed investment certificate.

The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

At December 31, 2009, the asset retirement and the related mine restoration deposit are as follows:

	2009	2008

Asset retirement obligation, beginning of the year	$8,455	$8,878
Change in estimated closure costs	4,111	(527)
Accretion expense	355	104

Asset retirement obligation, end of the year – Note 2	$12,921	$8,455
Reclamation deposits	10,503	8,724

Excess (shortfall) of deposit over obligation	($2,418)	$269

9.  OBLIGATIONS UNDER CAPITAL LEASES

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

	2009	2008

2009	$–	$2,122
2010	605	766
2011	255	268
2012	254	157
2013	109	–

Total minimum lease payments	1,223	3,313
Amounts representing interest at rates from 2.8% – 5.9%	(89)	(191)

Present value of minimum lease payments	1,134	3,122
Less current portion	(558)	(1,992)

	$576	$1,130

10.  SENIOR CREDIT FACILITIES

	2009	2008

Equipment company credit facilities consisting of $nil and US$nil (2008 – $2,000 and US$2,000)	$–	$4,448
Less: financing costs (net of amortization)	–	(18)

	–	4,430
Less current portion	–	(4,430)

	$–	$–

The Company's senior credit facilities were comprised of Canadian and US dollar loan facilities with an equipment company, which were repaid in full in 2009.

11.  RELATED PARTY TRANSACTIONS

Kaiser-Francis Oil Company ("Kaiser-Francis") is a major shareholder of the Company. The Company had the following related party transaction:

On March 29, 2006, the Company issued convertible notes through a private placement of convertible notes and common share purchase warrants. In addition, the Company exercised its option to issue a second tranche of convertible notes on June 23, 2006. The Offerings were to Kaiser-Francis and an institutional investor. The debt portion of the notes was fully repaid by December 2008. On January 13, 2009, 1,501,638 shares were issued relating to the final December 1, 2008 convertible note principal and interest payment. The warrants issued and outstanding are disclosed in Note 12(b).

12.  SHAREHOLDERS' EQUITY

(a)
Authorized Capital Stock

  The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(b)
Common share purchase warrants

  The changes in issued common share purchase warrants for the year-end are summarized below:

	2009		2008
	Warrants	Amount	Warrants	Amount

Balance beginning of period	13,489,898	$14,092	12,089,998	$13,193
Issued pursuant to unit offering, net of issue costs	9,200,000	2,243	1,400,000	899
Issued pursuant to acquisition of Cadiscor	1,445,997	1,168	–	–
Warrants exercised	(1,115,997)	(866)	(100)	–
Warrants expired	(10,733,233)	(6,053)	–	–

Balance, end of period	12,286,665	$10,584	13,489,898	$14,092

Number of Warrants	Exercise Price	Expiry Date

1,805,016	US$10.73	March 29, 2010
951,649	US$7.85	June 23, 2010
330,000	$2.12	December 31, 2010
9,200,000	$4.25	September 30, 2011

12,286,665

  On May 26, 2009, in conjunction with the acquisition of Cadiscor, all of Cadiscor's outstanding warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. The Company issued 1,445,997 warrants of which 1,115,997 were exercised in 2009.

  On September 30, 2009, the Company completed an equity offering of 16,000,000 units at a price of $3.15 per unit for total net proceeds of $46,455 (issue costs $3,945). On October 8, 2009, the Company issued an additional 2,400,000 units under a 30-day over-allotment option granted to the underwriters at an exercise price of $3.15 per unit, for total net proceeds of $7,121 (issue costs $438). Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase an additional common share at a price of $4.25 per share, subject to adjustment, at any time on or prior to September 30, 2011, subject to early termination in certain circumstances. The total fair value of the warrants issued was $2,243.

  In December 2009, 10,733,233 warrants relating to the 2007 unit offering and 2008 over-allotment expired and the carrying value of $6,053 was reclassified to contributed surplus.

(c)
Group Registered Retirement Savings Plan

  The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. The Company is required to make matching contributions to a maximum of $5 per employee per annum. The Company's matching contribution can be made either in cash or treasury shares of the Company. During 2009, the Company contributed 205,504 shares with a fair value of $433 (2008 – 311,251 shares with a fair value of $1,313).

(d)
Private Placements

  On February 27, 2007, the Company completed a private placement of 550,000 flow-through common shares for gross proceeds of $6,050.

  On October 8, 2009, the Company completed a private placement of 4,000,000 flow-through common shares. The gross proceeds of $15,000 must be spent on Canadian exploration expenses prior to December 31, 2010.

  Under the terms of the flow-through common share issues, the tax attributes of the related expenditures are renounced to investors and the share capital is reduced and future income tax liabilities is increased by the estimated income tax benefits renounced by the Company to the investors. The tax attributes for the 2007 expenditures were renounced in 2008.

(e)
Corporate Stock Option Plan

  The Company has a Corporate Stock Option Plan (the "Plan"), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which determines the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company's common shares on the Toronto Stock Exchange ("TSX") on the day prior to the date of grant), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing a limited time period should the optionee cease to be an "Eligible Person" as set forth in the conditions of the Plan. Options granted vest as to 1/3 on each of the first three anniversary dates of the date of grant.

  The maximum number of common shares available for grant shall not exceed 5,700,000 or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority. As at December 31, 2009, 2,642,200 options (2008 – 2,428,090 options) were available to be granted under the Plan.

  The following summary sets out the activity in outstanding common share purchase options:

	2009		2008		2007
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price

Outstanding, beginning of year	1,461,100	$5.10	356,433	$9.89	360,133	$10.24
Issued pursuant to acquisition of Cadiscor	917,400	2.42	–	–	–	–
Granted	1,180,000	3.16	1,110,000	3.60	132,500	9.05
Exercised	(85,800)	1.32	–	–	(5,000)	3.42
Cancelled/forfeited	(414,900)	6.26	(5,333)	10.82	(131,200)	10.25

Outstanding, end of year	3,057,800	3.50	1,461,100	5.10	356,433	9.89

Options exercisable at end of year	1,217,967	$3.96	263,099	$10.23	191,600	$10.76

  The following table summarizes information about the Company's stock options outstanding at December 31, 2009:

Exercise Price	Expiry Dates	Options Outstanding at Dec. 31, 2009	Options Exercisable at Dec. 31, 2009

$ 1.32	June 17, 2013	226,050	226,050
$ 1.85	March 17, 2013	24,750	24,750
$ 2.20	September 30, 2016	750,000	250,000
$ 2.85	July 18, 2017	200,000	–
$ 3.03	September 10, 2011	429,000	429,000
$ 3.22	December 14, 2017	940,000	–
$ 3.39	July 31, 2017	40,000	–
$ 4.75	February 27, 2011	7,500	7,500
$ 4.83	July 20, 2016	20,000	6,667
$ 5.22	June 9, 2016	20,000	6,667
$ 6.47	May 21, 2016	180,000	60,000
$ 7.85	August 26, 2014	30,000	30,000
$ 8.40	June 20, 2014	35,000	35,000
$ 8.83	December 14, 2013	10,000	10,000
$ 8.87	January 14, 2015	7,500	5,000
$ 9.03	March 1, 2015	2,000	1,333
$10.18	April 15, 2015	30,000	20,000
$11.90	June 23, 2012	106,000	106,000

		3,057,800	1,217,967

  The fair value of options granted during 2009 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.90% (2008 – 3.07%; 2007 – 3.97%), expected dividend yield of 0% (2008 – 0%; 2007 – 0%), expected volatility of 97% (2008 – 79%; 2007 – 54%), and expected option life of 4 years (2008 – 4 years; 2007 – 4 years). The estimated fair value of the options is expensed over the options' vesting period, which is 3 years. The weighted average fair market value per option granted in 2009 was $2.05 (2008 – $2.08; 2007 – $4.11). Compensation expense related to the Plan for the year ended December 31, 2009 was $805 (2008 – $632; 2007 – $414).

(f)
Reconciliation of the diluted number of shares outstanding:
	2009	2008	2007

Net loss available to common shareholders	$(30,014)	$(160,679)	$(28,680)

Weighted average number of shares outstanding	102,630,908	82,839,706	55,792,203
Effect of dilutive securities	–	–	–

Weighted average diluted number of shares outstanding	102,630,908	82,839,706	55,792,203

Diluted net loss per share	$(0.29)	$(1.94)	$(0.51)

  The effect of stock options and warrants has not been included in the determination of diluted loss per share for 2009, 2008 or 2007, because to do so would be anti-dilutive.

  At December 31, 2009, there were 13,504,632 (2008 – 13,752,997; 2007 – 14,794,088) equity instruments convertible to common shares of which 13,504,632 (2008 – 13,752,997; 2007 – 14,794,088) have been excluded from the calculation of diluted net loss per share because to do so would have been anti-dilutive. These excluded equity instruments could potentially dilute basic earnings per share in the future.

(g)
Other Stock-Based Compensation – Restricted Share Unit Plan

  The Company has an RSU Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability.

  As at December 31, 2009, 256,882 (2008 – 5,002; 2007 – 10,001) restricted share units have been granted and are outstanding at an aggregate value of $737 (2008 – $9; 2007 – $19).

13.  INSURANCE RECOVERY

The Company previously filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. During 2004, the Company received $7,148 as in interim payment against this claim and in July 2008 a settlement in the amount of $14,500 was received for the remainder of this claim. In 2008, the amount of $13,800 has been included as income from mining operations and $700 received for legal costs has been included as a reduction of general and administration expenses.

14.  FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, currency risk, interest rate risk, commodity price risk and liquidity risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure arises principally from its short term interest bearing deposits and concentrate awaiting settlement. Historically, the Company has not experienced any losses related to individual customers. The Company's short term investments matured November 2009 and the Company's concentrate awaiting settlement relating to the LDI mine has been fully realized by December 31, 2009. The Company invests its cash, cash equivalents and short-term investments primarily with a major Canadian bank.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2009	2008

Cash and cash equivalents	$98,255	$2,532
Short term investments	–	40,536
Concentrate awaiting settlement	–	43,051

	$98,255	$86,119

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate, and commodity price risks. In addition, the Company is exposed to market risk relating to fluctuations in the share price of the Company's common shares as a result of the RSU plan, which is mark-to-market at each period end.

(a)
Currency risk

  Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk is related to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. The Company is exposed to fluctuations in exchange rates due to certain of its foreign-based suppliers, capital leases, and revenues being in foreign currencies. The Company's primary exposure is based upon the movements of the US dollar against the Canadian dollar. The Company's foreign exchange risk management includes, from time to time, the use of foreign currency forward contracts to fix exchange rates on certain foreign currency exposures. The Company had not entered into any foreign exchange contracts in 2009, 2008, or 2007.

  For the Company's foreign exchange transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company's cash flows and the reported amounts for revenue, production, and exploration costs on a year-to-year basis. Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than Canadian dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a separate component of revenue or foreign exchange gain or loss.

  The Company is exposed to the following currency risk on cash, purchases and borrowings at December 31, 2009.

US$

Cash	$233
Accounts payable and accrued liabilities	(58)
Obligations under capital leases	(399)

$(224)

  A 1% strengthening or weakening of the Canadian dollar against the US dollar, assuming that all other variables remained the same, would have resulted in an approximate $2 decrease or increase, respectively, in the Company's net income for the year ended December 31, 2009.

  The Company's revenue is affected by currency exchange rates, such that a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

(b)
Interest rate risk

  Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not enter into derivative financial instruments for speculative purposes. It is exposed to interest rate risk due to variable-rates applied to certain capital leases. The Company does not hold any specific hedging instruments, nor does it hold any short term investments that would be significantly impacted from fluctuations in interest rates. Any interest rate fluctuations realized are expected to be offset by favourable changes in the interest on debt instruments.

  Management does not believe that the net impact of interest rate fluctuations on the current level of borrowings and short term investments will be significant and, therefore, has not provided a sensitivity analysis of this impact on net earnings.

  The following table summarizes the interest rates which the Company had exposure to as at December 31, 2009.

	2009	2008

US LIBOR	–	0.44%
Canadian LIBOR	–	2.05%
US prime rate	3.25%	3.25%

(c)
Commodity price risk

  Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. The Company is particularly exposed to fluctuations in commodity prices from its sale of metals. From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract. The Company had no outstanding forward commodity sales contracts as at December 31, 2009.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to monitor the timing of sales and receivables, to ensure sufficient cash flows are generated from operations to meet the current debt requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short-term financing of its operations.

The table below analyzes the Company's financial liabilities which will be settled into relevant maturity groupings based on the remaining balances at December 31, 2009 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 2 years	Between 2 years and 5 years

Obligations under capital leases	$1,134	$558	$468	$108

The Company also has asset retirement obligations in the amount of $12,921 that would become payable at the time of the closures of its LDI and Sleeping Giant mines. Deposits established by the Company to offset these future outlays amount to $10,503. As a result, a shortfall of $2,418 is required to be funded prior to closure of the mines. Refer to note 8 for additional disclosure regarding these amounts. The majority of the asset retirement costs are expected to be incurred within one year of mine closure and application must be made to receive funds on deposit. Therefore, the timing of cash inflows may vary from the actual timing of outflows.

Management monitors consolidated cash flow, in detail, on a daily basis, monthly through month-end reporting, quarterly through forecasting and yearly through the budget process. Based on the financial liabilities due and noted above, the Company expects to have sufficient operating cash flow exceeding the amounts due.

Fair Values

The Company's financial instruments consist of cash and cash equivalents, concentrate awaiting settlement, accounts payable and accrued liabilities, obligations under capital leases, mine closure obligations, RSUs, and equity instruments other than the common shares of the Company which are issued and outstanding.

Cash and cash equivalents are stated at fair value. The carrying value of concentrate awaiting settlement and accounts payable approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under capital leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of RSUs and equity instruments are determined as described in note 12.

15.  CAPITAL DISCLOSURE

The Company's objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as the Company's outstanding debt and total shareholder's equity. The board of directors does not establish quantitative return on capital criteria for management but rather promotes year over year sustainable profitable growth.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, and issue new debt to replace existing debt with different characteristics.

There were no changes in the Company's approach to capital management during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

16.  COMMITMENTS

(a)
Sheridan Platinum Group of Companies ("SPG") Commitment

  The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as a reduction in revenue.

(b)
Operating Leases and Other Purchase Obligations

  As at December 31, 2009, the Company had outstanding operating lease commitments and other purchase obligations of $1,356 and $858 respectively (2008 – $1,899 and $1,966) all of which had maturities of less than five years.

(c)
Mine production obligation

  In conjunction with the acquisition of CRI, the Company assumed an obligation in the amount of $1,000, payable in cash or by the issuance of common shares of the Company, upon achieving a specified production target of 300,000 milled tonnes of ore at its Sleeping Giant gold mine.

17.  REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals

2009
Year ended December 31	$–	$–	$–	$–	$–	$–	$–
Revenue – before pricing adjustments
Pricing adjustments:
Commodities	4,384	2,977	1,139	204	(58)	132	(10)
Foreign exchange	(566)	(428)	(129)	(90)	63	29	(11)

Revenue – after pricing adjustments	$3,818	$2,549	$1,010	$114	$5	$161	$(21)

2008
Year ended December 31
Revenue – before pricing adjustments	$148,428	$71,989	$24,598	$12,442	$23,466	$13,326	$2,607
Pricing adjustments:
Commodities	(38,633)	(23,992)	(7,296)	(93)	(4,765)	(2,076)	(411)
Foreign exchange	15,696	8,291	2,840	2,017	1,419	907	222

Revenue – after pricing adjustments	$125,491	$56,288	$20,142	$14,366	$20,120	$12,157	$2,418

2007
Year ended December 31
Revenue – before pricing adjustments	$201,367	$95,146	$29,183	$12,315	$46,862	$15,589	2,272
Pricing adjustments:
Commodities	8,756	3,443	4,516	1,825	(1,621)	180	413
Foreign exchange	(14,191)	(6,783)	(2,723)	(1,177)	(2,653)	(765)	(90)

Revenue – after pricing adjustments	$195,932	$91,806	$30,976	$12,963	$42,588	$15,004	$2,595

Historically, the Company delivered all of its concentrate to one customer under the terms of an agreement. There was no production in 2009 from the LDI mine due to the mine being on care and maintenance. In 2008, due to a maintenance shutdown at the primary customer, temporary arrangements were made to smelt and refine the Company's concentrate at another customer.

Although the Company sells its refined metals to a limited number of customers, it is not economically dependent upon them as there are other markets throughout the world for the Company's metals.

18.  INTEREST AND OTHER COSTS (INCOME)

	2009	2008	2007

Interest on convertible notes payable	$–	$672	$2,763
Accretion expense relating to convertible notes payable	–	3,372	12,947
Interest on senior credit facilities	82	649	1,845
Interest on capital leases	84	173	379
Interest on advance purchase facility	–	64	446
Other interest and financing costs, net	(121)	548	927
Loss (gain) on investments	(676)	609	–

	(631)	6,087	19,307
Interest income	(1,326)	(2,644)	(674)

	$(1,957)	$3,443	$18,633

19.  CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company's management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material effect on the Company's consolidated financial statements.

20.  INCOME TAXES

The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 33% (2008 – 33.5%, 2007 – 36.1%).

	2009	2008	2007

Income tax recovery using statutory income tax rates	$(8,837)	$(54,574)	$(10,692)
Increase (decrease) in taxes resulting from:
Resource allowance deemed income	315	4,335	77
Non-taxable portion of capital losses (gains)	(141)	491	(1,196)
Losses not tax benefited	8,587	47,922	9,968
Non-deductible expenses	314	362	158
Losses incurred in foreign entities, taxed at lower rates	–	8	569
Ontario Harmonization Transitional tax	1,966	–	–
Ontario mining taxes	–	(778)	177
Other	1	4	2
Difference in statutory tax rates	76	–	–
Quebec mining duties	956	–	–

Income and mining tax expense (recovery)	$3,237	$(2,230)	$(937)

The details of the Company's income and mining tax expense (recovery) are as follows:

	2009	2008	2007

Current income tax expense (recovery):
Income taxes	$2,281	$–	$–
Mining taxes	(82)	(109)	–

	2,199	(109)	–

Future income tax expense (recovery):
Income taxes	–	(1,452)	(1,114)
Mining taxes	1,038	(669)	177

	$1,038	$(2,121)	$(937)

	$3,237	$(2,230)	$(937)

Future tax assets (liabilities) consist of the following temporary differences:

	2009	2008

Long-term future income tax asset:
Mining interests, net	$36,108	$58,370
Deferred financing costs	2,316	1,664
Asset retirement obligation	1,998	2,185
Future mining tax liability	–	6
Other assets	174	217
Non-capital loss carry-forwards	44,228	22,369
Ontario corporate minimum tax credits	327	327
Capital loss carry-forwards	10	5
Obligations under capital leases	191	233
Valuation allowance for capital loss carry-forwards	(85,352)	(85,334)

Net future income tax asset, long-term	–	42

Future income tax liability, long-term:
Long-term debt	–	(36)
Net future income tax liability, long term	–	(36)

Net future income tax asset, long-term	$–	$6

Future income tax liability, current:
Deferred financing costs	–	(6)

Future tax liability, current	–	(6)

Future income tax assets (liabilities)	$–	$–

Future mining tax liability, current:
Inventories	$–	$38
Valuation allowance	–	(38)

Future mining tax liability, current	–	–

Future mining tax liability, long-term:
Mining interests, net	9,366	8,953
Provision for mine closure costs	496	496
Mine restoration obligation	729	719
Valuation allowance	(10,718)	(10,168)

Future mining tax liability, long-term	$(127)	$–

At December 31, 2009, the Company had capital loss carry-forwards of approximately $1,528 (2008 – $1,600), which are available to reduce capital gains of future years.

At December 31, 2009, the Company and its subsidiaries had non capital losses of approximately $175,760 (2008 – $85,900), the tax benefits of which have not been recognized in the financial statements. These amounts will expire during the periods 2015 to 2029.

At December 31, 2009, the Company and its subsidiaries had undepreciated capital cost allowance of approximately $207,571 (2008 – $256,000) available to offset future taxable income.

21.  STATEMENT OF CASH FLOWS

(a)
The net changes in non-cash working capital balances related to operations are as follows:
	2009	2008	2007

Cash provided by (used in):
Concentrate awaiting settlement	$43,051	$36,037	$2,963
Inventories and stockpiles	(8,296)	4,220	(4,486)
Other assets	1,257	(630)	39
Accounts payable and accrued liabilities	(6,002)	(6,761)	(769)
Taxes payable	2,468	(576)	83

	$32,478	$32,290	$(2,170)

(b)
Cash outflows during the year for interest and income taxes were as follows:
	2009	2008	2007

Interest paid on senior credit facilities	$73	$446	$1,249
Interest paid on obligations under capital leases	$84	$173	$393
Income and mining taxes paid	$–	$143	$263

(c)
The Series I and II convertible notes bore interest at a rate of 6.5% per annum payable bi-monthly. During 2008 the purchasers elected to receive common shares in settlement of their interest expense in the amount of $732 (2007 – $2,644). The convertible notes were fully repaid December 1, 2008.

(d)
During 2008, the purchasers elected to receive common shares in settlement of the principal repayments on the Series I and II convertible notes in the amount of $30,332 (2007 – $24,149). The convertible notes were fully repaid December 1, 2008.

(e)
During 2009, the Company capitalized mining interests expenditures of $11,294 (2008 – $40,691; 2007 – $15,346) of which $nil (2008 – $955; 2007 – $nil) related to capital leases and $nil (2008 – $3,529) related to adoption of CICA Handbook Section 3031.

22.  SEGMENT INFORMATON

The Company is Canadian-based and is in the business of exploring and mining Platinum Group Metals ("PGMs"), gold and certain base metals. Its operations are organized into three reportable segments: LDI palladium mine, Sleeping Giant gold mine, and corporate and other. The two mines include activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes general corporate expenses and other projects not allocated to the other segments. The Company's revenue by significant product type is disclosed in Note 17. The Company's segments are summarized in the following table.

As at and during the year ended December 31, 2009, segmented information is presented as follows:

	As at December 31, 2009				As at December 31, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Cash and cash equivalents	$689	$576	$96,990	$98,255	$1,987	$–	$41,081	$43,068
Concentrate awaiting settlement	–	–	–	–	43,051	–	–	43,051
Inventories	19,649	5,657	–	25,306	16,590	–	–	16,590
Other current assets	708	1,510	481	2,699	2,032	–	1,799	3,831
Mining interests	31,815	50,300	333	82,448	31,610	–	30	31,640
Other non-current assets	8,406	1,769	328	10,503	8,402	–	322	8,724

Total assets*	$61,267	$59,812	$98,132	$219,211	$103,672	$–	$43,232	$146,904

*
Total assets do not reflect intercompany balances, which have been eliminated on consolidation
	Year ended December 31, 2009				Year ended December 31, 2008				Year ended December 31, 2007
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Revenue – after pricing adjustments	$3,818	$–	$–	$3,818	$125,491	$–	$–	$125,491	$195,932	$–	$–	$195,932
Amortization	217	25	27	269	36,016	–	10	36,026	46,892	–	16	46,908
Asset impairment charge	–	–	–	–	90,000	–	–	90,000	–	–	–	–
Insurance recovery	–	–	–	–	(13,800)	–	–	(13,800)	–	–	–	–
Operating expenses	9,672	109	–	9,781	141,024	–	–	141,024	148,519	–	–	148,519

Loss from mining operations	(6,071)	(134)	(27)	(6,232)	(127,749)	–	(10)	(127,759)	521	–	(16)	505
Other expenses
General and administration	298	606	8,117	9,021	(939)	–	8,605	7,666	1,273	–	6,500	7,773
Exploration	11,419	1,671	144	13,234	5,283	–	17,787	23,070	5,257	–	6,881	12,138
Other	379	(7)	(2,082)	(1,710)	2,118	–	2,296	4,414	(266)	–	10,477	10,211

Loss before taxes	(18,167)	(2,404)	(6,206)	(26,777)	(134,211)	–	(28,698)	(162,909)	(5,743)	–	(23,874)	(29,617)
Income and mining tax expense (recovery)	2,280	955	2	3,237	(778)	–	(1,452)	(2,230)	177	–	(1,114)	(937)

Net loss and comprehensive loss for the period	$(20,447)	$(3,359)	$(6,208)	$(30,014)	$(133,433)	$–	$(27,246)	$(160,679)	$(5,920)	$–	$(22,760)	$(28,680)

	Year ended December 31, 2009				Year ended December 31, 2008				Year ended December 31, 200
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI Mine	Sleeping Giant mine	Corporate and other	Total

Additions to mining interests	$886	$10,079	$329	$11,294	$40,661	$–	$30	$40,691	$15,346	$–	$–	$15,346

23.  COMPARATIVE FIGURES

Certain of the prior period figures have been reclassified to conform to the presentation adopted in 2009.